April 5, 2004

VIA SEDAR

Ontario Securities Commission
20 Queen Street West, 19th Floor
Toronto, Ontario
M5H 3S8

Dear Sirs:

Re: Russel Metals Inc. (the "Company")

           The Company's Management Discussion & Analysis ("MD&A") for the year ended December 31, 2003 has been re-filed.  The changes from the previously filed MD&A are as a result of a continuous disclosure review by the Ontario Securities Commission.  The Commission had requested that the Company provide some additional disclosure in the liquidity section and results of operations sections of its MD&A.  The Company has complied with the Commission's request and accordingly has re-filed its MD&A.

Yours very truly,

(Signed) Brian R. Hedges

BRIAN R. HEDGES
Executive Vice President
and Chief Financial Officer